UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)

and Amendments thereto filed pursuant to Rule 13d-2(b)*

ENNIS, INC.

(Name of Issuer)

Common Stock, $2.50 par value

(Title of Class of Securities)

293389102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293389102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John McLinden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 538,028

	6.	Shared Voting Power 50,000

	7.	Sole Dispositive Power 538,028

	8.	Shared Dispositive Power 50,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,704,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4 OF THIS FILING

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barbara S. McLinden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,166,084

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,166,084

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,895

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4 OF THIS FILING

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barbara S. McLinden Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,116,084

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,116,084

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,895

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO-Trust

**SEE ITEM 4 OF THIS FILING

Item 1.
	(a)	Name of Issuer Ennis, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2441 Presidential Pkwy. Midlothian, Texas 75065

Item 2.
	(a)	Name of Person Filing John McLinden
	(b)	Address of Principal Business Office or, if none, Residence c/o Centrum Properties Inc. 225 West Hubbard Street Chicago, Illinois 60610
	(c)	Citizenship United States
	(a)	Name of Person Filing Barbara S. McLinden
	(b)	Address of Principal Business Office or, if none, Residence c/o Centrum Properties Inc. 225 West Hubbard Street Chicago, Illinois 60610
	(c)	Citizenship United States
	(a)	Name of Person Filing Barbara S. McLinden Trust
	(b)	Address of Principal Business Office or, if none, Residence c/o Centrum Properties Inc. 225 West Hubbard Street Chicago, Illinois 60610
	(c)	Citizenship
	(d)	Title of Class of Securities Common Stock, $2.50 par value.
	(e)	CUSIP Number 293389102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. McLinden and Mrs. McLinden is each the beneficial owner of 1,704,112 shares of the Issuer’s common stock, $2.50 par value.  Mr. McLinden owns of record 538,028 shares of the Issuer’s common stock, 19,993 of which shares are held in escrow pursuant to a stock pledge and escrow agreement, dated November 19, 2004 (the “Escrow Agreement”), among certain shareholders of Centrum Acquisition, Inc. (“Centrum”), including Mr. McLinden, J.P. Morgan Trust Company, N.A. and the Issuer.  1,116,084 shares of the Issuer’s common stock are owned of record by the Barbara S. McLinden Trust.  Mrs. McLinden is the trustee of the Barbara S. McLinden Trust.  59,980 of the shares of the Issuer’s common stock owned by the Barbara S. McLinden Trust are held in escrow pursuant to the Escrow Agreement.  Mr. McLinden has sole voting and dispositive power with respect to 538,028 shares.  Mrs. McLinden shares voting and dispositive power with respect to 1,166,084 shares and the Barbara S. McLinden Trust shares voting and dispositive power with respect to 1,116,084 shares.  The John and Betsy McLinden Foundation, of which Mr. McLinden and Mrs. McLinden is each an officer and director, owns of record 50,000 shares.

(b)

Percent of class:

As of December 31, 2005, each of the Reporting Persons was the beneficial owner of 6.7% of the Issuer’s outstanding common stock, $2.50 par value, based upon 25,469,950 shares of the Issuer’s common stock outstanding as of January 3, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q (File No. 1-5907) filed on January 9, 2006.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Mr. McLinden has sole power to vote or direct the vote of 538,028 shares of the Issuer’s common stock.
		(ii)	Shared power to vote or to direct the vote Mr. McLinden has shared power to vote or to direct the vote of 50,000 shares of the Issuer’s common stock.
		(iii)	Sole power to dispose or to direct the disposition of Mr. McLinden has sole power to dispose or direct the disposition of 538,028 shares of the Issuer’s common stock.
		(iv)	Shared power to dispose or to direct the disposition of Mr. McLinden has shared power to dispose or to direct the disposition of 50,000 shares of the Issuer’s common stock.
		(i)	Sole power to vote or to direct the vote Mrs. McLinden does not have sole power to vote or direct the vote of any shares of the Issuer’s common stock.
		(ii)	Shared power to vote or to direct the vote Mrs. McLinden has shared power to vote or to direct the vote of 1,166,084 shares of the Issuer’s common stock.
		(iii)	Sole power to dispose or to direct the disposition of Mrs. McLinden does not have sole power to dispose or direct the disposition of any shares of the Issuer’s common stock.
		(iv)	Shared power to dispose or to direct the disposition of Mrs. McLinden has shared power to dispose or to direct the disposition of 1,166,084 shares of the Issuer’s common stock.
		(i)	Sole power to vote or to direct the vote The Barbara S. McLinden Trust does not have sole power to vote or direct the vote of any shares of the Issuer’s common stock.
		(ii)	Shared power to vote or to direct the vote The Barbara S. McLinden Trust has shared power to vote or to direct the vote of 1,116,084 shares of the Issuer’s common stock.
		(iii)	Sole power to dispose or to direct the disposition of The Barbara S. McLinden Trust does not have sole power to dispose or direct the disposition of any shares of the Issuer’s common stock.
		(iv)	Shared power to dispose or to direct the disposition of The Barbara S. McLinden Trust has shared power to dispose or to direct the disposition of 1,116,084 shares of the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ John McLinden
Signature

John McLinden
Individually

/s/ Barbara S. McLinden
Signature

Barbara S. McLinden
Individually and as Trustee of the Barbara S. McLinden Trust

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement (previously filed)